02019516

UT 3-27-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51313

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westport Partners Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 POST ROAD, SUITE 205

(No. and Street)

SOUTHPORT (City) CT (State) 06490 (Zip Code)

RECD S.E.C. MAR 21 2002 365

RECEIVED MAR 21 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL SCHUNK (203) 256 7634

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DENNIS CARMEN, CARMEN & PEARL CPA's

(Name — *if individual, state last, first, middle name*)

1 DUPONT STREET, SUITE 110, PLAINVIEW NY 11803

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4-4-02

03/21/02 14:24 FAX 3015906116 MEM REG-SYS SUPPORT 002

OATH OR AFFIRMATION

I, MICHAEL SCHUNK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTPORT PARTNERS LTD, as of DEC. 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Subscribed to and sworn before me this 21st day of March, 2002.

[signature]
Notary Public
ANN E. ROCHE
Notary Public
My Commission Expires March 31, 2005

[signature]
Signature

FINOP
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT PARTNERS, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2001
AND FOR THE YEAR THEN ENDED

CARMEN & PEARL

1 DUPONT STREET SUITE 110
PLAINVIEW, NY 11803

P 516 349 0270
F 516 349 0271

The Board of Directors,
Westport Partners, Ltd.

REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the statement of financial condition of Westport Partners, Ltd. as of December 31, 2001 and the related statements of operations and shareholder's equity, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Partners, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on Pages 5 and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carmen & Pearl CPAs

CARMEN & PEARL
February 15, 2002

WESTPORT PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 480,442
Accounts receivable - clearing firms	124,829
Prepaid expenses	17,530
Total Current Assets	622,801
OTHER ASSETS:	
Security Deposits	114,518
Total Assets	$ 737,319

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 89,962
SHAREHOLDER'S EQUITY:	647,357
Total Liabilities and Shareholder's Equity	$ 737,319

The accompanying notes are an integral part of these financial statements.

WESTPORT PARTNERS, LTD.

STATEMENT OF OPERATIONS AND SHAREHOLDER'S EQUTIY

DECEMBER 31, 2001

Revenue	
Commissions and Other Brokerage Revenue	$2,052,725
Interest Income	18,062
Total Revenue	2,070,787
Expenses:	
Clearance Charges	226,140
Research Fees	73,588
Registration Fees	8,453
Exchange Fees	11,665
Management Fees	1,095,396
Rent	74,880
Telephone	32,983
Professional Fees & Consultants	43,197
Office Supplies and Expense	17,509
Insurance	4,056
Miscellaneous	37,445
Entertainment	1,115
Auto and travel	15,571
Total Expenses	1,641,998
Net Income (Note 2)	$ 428,789
Shareholder's Equity - January 1, 2001	627,868
Less: Distributions to Shareholders	(409,300)
Shareholder's Equity - December 31, 2001	$ 647,357

The accompanying notes are an integral part of these financial statements.

WESTPORT PARTNERS, LTD.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 428,789
Change in Operating Assets and Liabilities:	
Decrease in Accounts Receivable	104,985
Decrease in Accounts Payable and Accrued Expenses	(98,692)
Increase in Prepaid Expenses	(21,259)
Net Cash Provided From Operating Activities	413,823
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in Security Deposits	770
Payments to Shareholders	(409,300)
Net Cash Used in Investment Activities	(408,530)
Net Increase in Cash	5,293
Cash at Beginning of Year	475,149
Cash at End of Year	$ 480,442

The accompanying notes are an integral part of these financial statements.

WESTPORT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS ACTIVITIES

The Company started operating as a registered Broker dealer on May 26, 1999. The firm is clearing all its transactions through a clearing firm. Westport Partners, Ltd. does not hold customer funds or safekeep customer securities. The Company is a member of the National Association of Securities Dealers, Inc.

NOTE 2 - INCOME TAXES

As of January 1, 2001 the Company operates as a Subchapter S Corporation for Federal and State income tax purposes. Any net income or loss pass through directly to its Shareholders and there are no income taxes at the entity level.

NOTE 3 - CASH AND CASH EQUIVALENTS

The Company considers cash and money market instruments, held in a major financial institution, to be cash equivalents.

NOTE 4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by Rule 15c3-1.

At December 31, 2001, the Company had net capital, as defined, of $586,116, which exceeded the minimum net capital requirements by $536,716.

NOTE 5 - EXEMPTION

Westport Partners Ltd. is exempt from 15c3-3 (the reserve formula computation).

WESTPORT PARTNERS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net Capital:	
Total Capital	$ 647,357
Deduct Capital not allowable for net capital	
Total Capital qualified for net capital	647,357
Add:	
A. Liabilities subordinated to the claims of general creditors allowable in the computation of net capital	
B. Other (deductions or allowable credits)	
Total Capital and Allowable Subordinated Liabilities	647,357
Deductions and/or Charges:	
A. Non-allowable assets	32,931
B. Aged fails-to-deliver	
C. Aged short security differences	
D. Secured demand note deficiency	
E. Commodity futures contracts and spot commodities - proprietary capital charges	
F. Other deductions and/or charges	19,000
Net Capital Before Haircuts on Securities Positions	595,426
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f):	
A. Contractual securities commitments	
B. Deficit in securities collateralizing secured demand notes	
C. Trading and investment securities:	
1. Banker's acceptances, certificates of deposit and commercial paper	
2. U.S. and Canadian government obligations	
3. State and municipal government obligations	
4. Corporate obligations	
5. Stocks and warrants	
6. Options	
7. Other securities	9,310
D. Undue concentrations	
E. Other	
Net Capital	$ 586,116

WESTPORT PARTNERS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Computation of aggregate indebtedness:

Total aggregate indebtedness liabilities from statement of financial condition	$ 89,962
Computation of basic net capital requirements: 6-2/3% of aggregate indebtedness	$ 5,997
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$536,116

CARMEN & PEARL

1 DUPONT STREET SUITE 110
PLAINVIEW, NY 11803

P 516 349 0270
F 516 349 0271

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

The Members of Westport Partners Ltd.

In planning and performing our audit of Westport Partners Ltd. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and do not provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), such as making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited

may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2002